1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

December 22, 2015

VIA EDGAR

Mr. James O’Connor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares, Inc. (the “Company”)

(Securities Act File No. 33-97598 and

Investment Company Act File No. 811-09102)

Post-Effective Amendment No. 450

Dear Mr. O’Connor:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 450 to the registration statement of the Company filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares MSCI USA Equal Weighted ETF (formerly, iShares MSCI USA ETF) (the “Fund”), a series of the Company.

The comments were discussed with you in a telephone conversation on December 17, 2015. For your convenience, your comments are summarized below and each comment is followed by the Company’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1: The following sentence in the Fees and Expenses section about the management agreement should be a footnote to the fee table:

“The investment advisory agreement between iShares, Inc. (the “Company”) and BlackRock Fund Advisors (“BFA”) (formerly, Barclays Global Fund Advisors (“BGFA”)) (the “Investment Advisory Agreement”) provides that BFA will pay all operating expenses of the Fund, except interest expenses, taxes, brokerage expenses, future distribution fees or expenses, and extraordinary expenses.”

Response: The Company respectfully notes that the language is not included in a footnote to the fee table as a result of comments that the Company previously received from the Staff of the SEC around the time of the adoption of the summary prospectus, and the Company therefore respectfully declines to make the requested change.

Comment 2: Please include the risks of investing in small and mid-cap companies in the prospectus.

Response: The Company has moved mid-capitalization companies risk from the non-principal risks section to the principal risks section. The Company notes that the Fund does not have significant exposure to small-capitalization companies, and therefore respectfully declines to add small-capitalization companies risk.

Comment 3: We believe that the following language that precedes the bar chart should be deleted because it is neither specifically permitted nor required by Item 4(b)(2)(i): “Both assume that all dividends and distributions have been reinvested in the Fund.”

Response: The Company believes that this disclosure provides valuable information to investors and is presented in a clear and concise manner. In addition, the Company respectfully notes that this information is included by many other ETFs in their prospectuses. For these reasons, the Company respectfully declines to delete this language.

Comment 4: We believe that the following sentences, which appear in a footnote to the Average Annual Returns Table, should be deleted, as they are a hypothetical statement in the case of this Fund and investors could find them confusing. In addition, they are neither permitted nor required by Item 4(b)(2)(iv)(D).

“Fund returns after taxes on distributions and sales of Fund shares are calculated assuming that an investor has sufficient capital gains of the same character from other investments to offset any capital losses from the sale of Fund shares. As a result, Fund returns after taxes on distributions and sales of Fund shares may exceed Fund returns before taxes and/or returns after taxes on distributions.”

Response: The Company respectfully declines to delete this disclosure. The Company believes that the possibility that returns after taxes on distributions and sales of Fund shares could be higher than returns before taxes and/or returns after taxes on distributions is important information to alert an investor to, and further believes that the Fund’s current disclosure is the most clear and effective way of doing so.

Comment 5: Because you have chosen to add a reference to tax-deferred arrangements to the language required by Item 7 of Form N-1A, please add disclosure similar to the following to the end of the sentence in the “Tax Information” section to avoid the possibility that investors may believe that they will not be taxed upon withdrawal from a tax-deferred arrangement:

“If you invest through a tax-advantaged account, you may be taxed later upon withdrawal of monies from that account.”

Response: The Company has added the following language to the end of the sentence in the “Tax Information” section: “in which case, your distributions generally will be taxed when withdrawn.” The Company respectfully notes that it will consider additional revisions to this language in the future.

Comment 6: Please confirm that current shareholders were informed of the change that is described in the following language: “On September 1, 2015, the name of the Fund changed from iShares MSCI USA ETF to iShares MSCI USA Equal Weighted ETF, and the Fund’s Underlying Index changed from the MSCI USA Index to the MSCI USA Equal Weighted Index.” Consider including a sentence here explaining differences in strategy (e.g., small cap stocks will have a greater weight).

Response: The Company confirms that a supplement addressing the change in the Fund’s name and underlying index was filed with the SEC on June 26, 2015, and subsequently mailed to shareholders. The Company also notes that the Fund’s risk disclosure has been revised to include mid-capitalization companies risk as a principal risk, which reflects the greater weighting of medium-capitalization securities in the new index. In addition, the Fund’s principal investment strategies section has been revised to include the following statement: “Prior to the selection of the Underlying Index on September 1, 2015, the Fund tracked the MSCI USA Index. The prior index was a market capitalization-weighted index designed to measure the performance of equity securities in the top 85% by market capitalization of equity securities listed on stock exchanges in the United States.”

Comment 7: Change the reference in the first sentence of Geographic Risk from “markets” to “companies.”

Response: The requested change has been made.

Comment 8: Given that loaning portfolio securities appears to be a principal strategy of the Fund, please include the following risk, which is already included as disclosure in the Taxes on Distributions section, in the summary risk disclosure: “If your Fund shares are loaned out pursuant to a securities lending arrangement, you may lose the ability to treat Fund dividends paid while the shares are held by the borrower as qualified dividend income.”

Response: The Company believes that this language is appropriately placed in the “Taxes on Distributions” section and notes that the circumstances that this disclosure addresses do not arise frequently and the Company does not believe this to constitute a principal risk of the Fund. The Company therefore respectfully declines to add the language to the summary risks sections.

Comment 9: We suggest that you add that the prospectus and the SAI are also available from the financial intermediary (such as a broker-dealer or bank) through which shares of the Fund may be purchased or sold. The prospectus delivery exemption of Section 4(a)(3) of the 1933 Act is not available as a result of Section 24(d) of the 1940 Act. You should also include the required information about prompt delivery. See Instructions 2 and 3 to Item 1(b) of Form N-1A.

Response: The Company respectfully declines to add the language discussed in Instructions 1 and 2 to Item 1(b), but will consider adding the language in the future. The Company notes that including this information on the Back Cover Page is not required by Form N-1A, as

Instruction 1 to Item 1(b) states that a Fund “may indicate,” if applicable, that the SAI and other information is available from a financial intermediary through which shares of the Fund may be purchased or sold, and Instruction 2 to Item 1(b) states the timing of which the information must be sent to an investor after it has been requested; it does not state that disclosure of that timing is required. The Company further notes that the SAI contains language noting that the prospectus delivery exemption of Section 4(a)(3) of the 1933 Act is not available as a result of Section 24(d) of the 1940 Act.

Comment 10: The following language appears in the SAI: “Broker-dealer firms should also note that dealers who are not “underwriters” but are effecting transactions in shares, whether or not participating in the distribution of shares, generally are required to deliver a prospectus.” As commented, please revise the Item 1(b) disclosure on the back cover of the prospectus to reflect this requirement.

Response: The Company respectfully notes that this information is not required by Form N-1A to be included on the Back Cover Page of the prospectus, and the Company therefore declines to add the additional disclosure at this time.

Comment 11: We suggest that the phrase “during the past five years” be added to the “Other Directorships Held By Director” heading to reflect the requirement of Item 17(b)(3)(ii) of Form N-1A.

Response: The requested change has been made.

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The Company has authorized us to represent on its behalf that, with respect to filings made by the Company with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Deepa Damre

Dervilla Lannon

Katherine Drury

Michael Gung

Seong Kim